UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Intevac, Inc.
(Name of Subject Company)

Intevac, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
461148108
(CUSIP Number of Class of Securities)
Nigel Hunton
President and Chief Executive Officer
3560 Bassett Street
Santa Clara, California 95054
(408) 986-9888
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:

Richard C. Blake
Erika M. Muhl
Douglas K. Schnell
Broderick K. Henry
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE
This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2025, by Intevac, Inc., a Delaware corporation (“Intevac”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Seagate Technology Holdings plc, an Irish public limited company (“Seagate”), and Irvine Acquisition Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Seagate (“Purchaser”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Intevac. The tender offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Seagate and Purchaser with the SEC on March 3, 2025, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Intevac.
Capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 1, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.
Item 8. Additional Information
The section of Item 8 of the Schedule 14D-9 captioned “Legal Proceedings” is amended and restated by replacing it with the following:
“In March 2025, three lawsuits were filed by purported stockholders of Intevac in connection with the Offer.  The three lawsuits are captioned: Clark  v. Intevac, Inc., et al., Index No. 651252/2025 (N.Y. Sup. Ct.) (filed Mar. 4, 2025) (the “Clark Complaint”); Miller v. Intevac, Inc., et al., Index No. 651267/2025 (N.Y. Sup. Ct.) (filed Mar. 5, 2025) (the “Miller Complaint”); and Zhen v. Intevac, Inc., et al., C.A. No. 5:25-cv-2292 (N.D. Cal.) (filed Mar. 5, 2025) (the “Zhen Complaint,” and, collectively with the Clark Complaint and Miller Complaint, the “Complaints”).  Each of the Complaints names as defendants Intevac and the members of the Intevac Board. The Clark Complaint and Miller Complaint allege violations of New York common law for negligent misrepresentation and concealment and negligence.  The Zhen Complaint alleges violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder.  Additional lawsuits may be filed against Intevac, the Intevac Board, Seagate and/or Purchaser in connection with the Offer, the Merger, and/or the Schedule 14D-9.
The Complaints generally allege that the Schedule 14D-9 (as filed with the SEC on March 3, 2025) contains materially incomplete and misleading information concerning, among other things: (1) Intevac’s financial projections; (2) the financial analyses performed by Houlihan Lokey; (3) Houlihan Lokey’s compensation and potential conflicts of interest; and (4) potential conflicts of interest faced by Intevac’s executive officers and directors.
The Complaints seek, among other things, (1) to enjoin the defendants from proceeding with the Offer or the Merger; (2) to rescind the Offer or the Merger or recover damages in the event that the Merger is consummated; (3) to cause the defendants to disseminate revised disclosures; and (4) an award of costs of bringing the lawsuits, including reasonable attorneys’ and experts’ fees and expenses, in addition to the other relief.

We believe the disclosures set forth in the Schedule 14D-9 comply fully with all applicable laws and that the allegations contained in the Complaints are without merit, and intend to vigorously defend against them. Additional lawsuits arising out of the Offer and the Merger may be filed in the future.  No assurances can be made as to the outcome of such lawsuits or the Complaints.
Intevac has also received correspondence from law firms claiming to represent purported stockholders, demanding that additional disclosures be provided and in some cases threatening litigation if additional disclosures are not made.  Intevac cannot predict whether any of such demands or threats will result in litigation, whether additional demands or litigation may materialize, or the outcome of any related litigation.  If additional similar complaints are filed or additional demands are received, absent new or different allegations that are material, Intevac will not necessarily disclose them.”
Item 8 of the Schedule 14D-9, as amended, is hereby amended and supplemented by adding the following new subsection after the last paragraph of the subsection entitled “Regulatory Approvals”:
“Press Release Announcing Special Dividend
On March 14, 2025, Intevac issued a press release announcing the record date of March 24, 2025 and payment date of March 28, 2025 for the Special Dividend.  The full text of the press release is attached as Exhibit (a)(1)(J) hereto and is incorporated herein by reference.”
Item 9. Exhibits
Item 9 is hereby amended and supplemented by adding the following exhibit s :

Exhibit No.	Description
(a)(1)(J)	Press Release issued by Intevac, Inc. on March 14, 2025.

(a)(1)(K)	Intevac, Inc. Equity Award Notice for Employees, first used on March 14, 2025 .

(a)(1)(L)	Intevac, Inc. Stock Tendering Notice for Employees, first used on March 14, 2025 .

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 14, 2025
INTEVAC, INC.

By:	/s/ Cameron McAulay
Name:	Cameron McAulay
Title:	Chief Financial Officer